FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 333-163336

For the month of March 2010.

SOMPO JAPAN INSURANCE INC.

(Translation of registrant’s name into English)

26-1, Nishi-Shinjuku 1-chome

Shinjuku-ku, Tokyo 160-8338

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

1.	[English Translation]

Approval Granted for Establishment of NKSJ Holdings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SOMPO JAPAN INSURANCE INC.
Date: March 19, 2010
	By:	/S/ SHIMPEI AIDA
Shimpei Aida
Manager of Corporate Planning Department

[English Translation]

March 19, 2010

Corporate Name:	SOMPO JAPAN INSURANCE INC.
Name of the Representative:	Masatoshi Sato President and CEO
(Securities Code: 8755	TSE, OSE, NSE, SSE and FSE)

Corporate Name:	NIPPONKOA Insurance Co., Ltd.
Name of the Representative:	Makoto Hyodo President and CEO
(Securities Code:8754	TSE, OSE and NSE)

Approval Granted for Establishment of NKSJ Holdings

SOMPO JAPAN INSURANCE INC. and NIPPONKOA Insurance Co., Ltd. (collectively, the “Parties”) plan to jointly establish NKSJ Holdings, Inc. as a holding company and a sole parent company of the Parties on April 1, 2010.through the share exchange.

We hereby announce that Japan’s Financial Services Agency today granted approval under Article 271-18, paragraph 1, of the Insurance Business Act for the establishment of NKSJ Holdings.

For Reference : Schedule Dates

March 26, 2010 (Fri.)	Final day of trading for the Parties’ respective shares

March 29, 2010 (Mon.)	Delisting of the Parties’ respective shares

April 1, 2010 (Thur.)	Establishment and registration of NKSJ Holdings Listing of NKSJ Holdings shares

- End -